FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 2, 2005

Commission File Number: 1-15174

Siemens Aktiengesellschaft
(Translation of registrant’s name into English)

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INTRODUCTION

     We prepare the Interim Report as an update of our Annual Report, with a focus on the current reporting period. As such, the Interim Report should be read in conjunction with the Annual Report, which includes detailed analysis of our operations and activities.

Key Figures(1)

		1st quarter(2)
		2005	2004
	Net income	1,001	726
	(in millions of euros)

	Earnings per share (3)	1.12	0.82
	(in euros)

	Net cash from operating and investing activities	(2,305)	(1,191)
	(in millions of euros)

therein:	Net cash used in operating activities	(1,256)	(597)
	Net cash used in investing activities	(1,049)	(594)

	Supplemental contributions to pension trusts	(1,496)	(1,255)
	(included in net cash used in operating activities)

	New orders	21,537	20,490
	(in millions of euros)

	Sales	18,167	18,329
	(in millions of euros)

	December 31, 2004	September 30, 2004
Employees (in thousands)	434	430
Germany	164	164
International	270	266

(1)	Unaudited
(2)	October 1 — December 31, 2004 and 2003, respectively
(3)	Earnings per share — basic

MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW OF FINANCIAL RESULTS FOR THE FIRST QUARTER OF FISCAL 2005

•	Net income rose 38% compared to the first quarter a year earlier, reaching €1.001 billion or €1.12 per share.

•	Orders of €21.537 billion were up 5% year-over-year, and sales of €18.167 billion were nearly level with the first quarter a year earlier.

•	Net cash from operating and investing activities was a negative €2.305 billion, including €1.5 billion in supplemental cash pension contributions. Net cash also includes increases in net working capital and acquisitions aimed at future growth.

     For the first quarter of fiscal 2005, ended December 31, 2004, Siemens reported net income of €1.001 billion, up 38% compared to the same quarter of fiscal 2004. Basic and diluted earnings per share rose to €1.12 and €1.08, respectively, from €0.82 and €0.78 per share a year earlier. Net income included a gain from the sale of a portion of shares held in Juniper Networks, Inc. Within our Operations Groups, Automation and Drives (A&D), Medical Solutions (Med), Power Generation (PG), Siemens VDO Automotive (SV) and Osram contributed strong earnings. In the Information and Communications business area, Communications (Com) more than offset losses in its mobile phone business with the Juniper gain, and Siemens Business Services (SBS) reported a loss in a weak operating environment. Results for these two Groups confirm the need for additional measures that will enable them to achieve their margin targets.

     Finance and Real Estate activities contributed €137 million in income before income taxes, and Corporate Treasury activities yielded €104 million primarily from derivatives not qualifying for hedge accounting. While income taxes for the quarter for Siemens were higher than a year earlier, the effective tax rate was lower.

     First-quarter orders rose 5% for Siemens, to €21.537 billion. International orders were up 7% year-over-year, compared to a 3% decline in orders in Germany. Within international orders, a decline in Europe was more than offset by growth in other regions, including a major locomotive order in China and a large power plant order in Bahrain. Sales for Siemens were €18.167 billion for the quarter, down 1% year-over-year. International sales were level with the prior year, compared to a 5% decline in Germany. Within international sales, lower revenues in Europe were more than offset by rising sales in other regions. For Siemens, the net effect of acquisitions and dispositions added four percentage points to order growth and three percentage points to sales growth, whereas currency translation effects cut two percentage points from growth in both orders and sales.

     In the first quarter, Operations used €2.298 billion in net cash in operating and investing activities compared to €1.493 billion in net cash used in the same period a year earlier. The change is due primarily to increases in net working capital and cash used in acquisitions aimed at future growth. Supplemental pension plan contributions were also higher in the current period, totaling €1.496 billion compared to €1.255 billion a year earlier. Financing and Real Estate and Corporate Treasury activities used net cash of €7 million compared to net cash provided of €302 million a year earlier. In aggregate, operating and investing activities for Siemens used net cash of €2.305 billion in the first quarter, compared to net cash used of €1.191 billion in the prior-year period.

RESULTS OF SIEMENS

Results of Siemens — First quarter of fiscal 2005 compared to first quarter of fiscal 2004

     The following discussion presents selected information for Siemens for the first quarter:

	2005	2004
	(€ in millions)
New orders	21,537	20,490
New orders in Germany	4,492	4,614
International orders	17,045	15,876
Sales	18,167	18,329
Sales in Germany	4,171	4,370
International sales	13,996	13,959

     Orders for Siemens increased 5% to €21.537 billion compared to €20.490 billion in the prior year, primarily on the strength of international business. Sales for Siemens in the first quarter of fiscal 2005 were €18.167 billion, nearly level with €18.329 billion in the same period a year earlier. On a comparable basis, excluding the net effect of acquisitions and dispositions and currency translation effects, orders were up 3% and sales declined 2% year-over-year.

     In Germany, sales of €4.171 billion and orders of €4.492 billion came in 5% and 3% lower, respectively, than the prior-year period. International sales remained stable, at €13.996 billion, while international orders increased 7%, to €17.045 billion. China was a key source of international growth. Sales in China were up 3% year-over-year, to €645 million, and orders surged 56%, to €1.109 billion, including a major order for new locomotive engines. This in turn kept first-quarter sales for the broader Asia-Pacific region nearly level with the prior year, at €2.014 billion, while sending first-quarter Asia-Pacific orders up 30% year-over-year, to €2.893 billion. The U.S. was another strong driver of international growth. Despite significant negative currency translation effects, U.S. sales in the first quarter rose 11% to €3.402 billion, while orders climbed 23% year-over-year, to €3.729 billion. In Europe outside Germany, sales and orders were €6.246 billion and €6.845 billion, respectively, lower than in the prior year.

	2005	2004
	(€ in millions)
Gross profit on sales	5,603	5,458
as percentage of sales	30.8%	29.8%

     Gross profit as a percentage of sales in the first quarter of fiscal 2005 increased to 30.8% from 29.8% a year earlier. A majority of the Groups in Operations improved their gross profit year-over-year, led by A&D, Logistics and Assembly Systems (L&A) and Industrial Solutions and Services (I&S). The gross profit improvement at A&D was due to increased productivity and higher capacity utilization in the current quarter. The gross profit improvement at L&A was mainly attributable to significant positive effects from foreign exchange derivatives not qualifying for hedge accounting in the current quarter, whereas the prior year included contract charges. I&S’ gross profit benefited from the Group’s entry into the water systems market via its USFilter acquisition in the fourth quarter of fiscal 2004. These gross profit improvements more than offset a volume-driven decline in gross profit at Com.

	2005	2004
	(€ in millions)
Research and development expenses	(1,229)	(1,246)
as percentage of sales	6.8%	6.8%
Marketing, selling and general administrative expenses	(3,519)	(3,350)
as percentage of sales	19.4%	18.3%
Other operating income (expense), net	17	99
Income from investments in other companies, net	144	105
Income (expense) from financial assets and marketable securities, net	299	(38)
Interest expense of Operations, net	(14)	(1)
Other interest income (expense), net	74	52

     Research and development expenses were nearly unchanged at 6.8% of sales. Marketing, selling and general administrative expenses rose to 19.4% of sales, compared to 18.3% in the prior-year period, mainly due to higher expenses at I&S, Com, and SBS. Significant drivers for the mentioned increases include the rise at I&S primarily from the USFilter acquisition and new outsourcing contracts at SBS. Other operating income (expense), net was €17 million in the first quarter, compared to €99 million a year earlier. The prior-year period included gains from dispositions, particularly at Med. Income from investments in other companies, net was €144 million, up from €105 million in the same period a year earlier. Income (expense) from financial assets and marketable securities, net was €299 million compared to a negative €38 million in the prior-year period, due primarily to the €208 million Juniper gain at Com.

	2005	2004
	(€ in millions)
Income before income taxes	1,375	1,079
Income taxes	(336)	(320)
as percentage of income before income taxes	24%	30%
Net income	1,001	726

     The effective tax rate on income in the first quarter of fiscal 2005 was 24%, compared to 30% in the first quarter a year earlier.

SEGMENT INFORMATION ANALYSIS

Operations

Information and Communications

Communications (Com)

	First quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	240	174	38%
Group profit margin	5.7%	3.8%

Sales	4,243	4,567	(7)%	(6)%
New orders	4,670	4,779	(2)%	(2)%

*	Excluding currency translation effects of (2)% and (1)% on sales and orders, respectively, and portfolio effects of 1% on sales and orders.

     At the beginning of the first quarter of fiscal 2005, Siemens combined its Information and Communication Networks (ICN) and Information and Communication Mobile (ICM) Groups into a single Group, called Communications (Com). Prior-year results have been recast into the new structure for purposes of comparison. In the first quarter, Com had sales of €4.243 billion and orders of €4.670 billion compared to €4.567 billion and €4.779 billion, respectively, a year earlier. Group profit of €240 million at Com was due primarily to a gain of €208 million from sales of a portion of its shares in Juniper Networks, Inc. The Mobile Devices business (formerly Mobile Phones) saw sales drop to €1.170 billion from €1.486 billion year-over-year, and lost €143 million compared to a profit of €64 million a year earlier. Unit volume in the Christmas quarter was 13.5 million handsets, down from 15.2 million in the prior-year period, and average selling price also declined year-over-year, from €98 to €86.

Siemens Business Services (SBS)

	First quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	(25)	44
Group profit margin	(2.0)%	3.6%

Sales	1,256	1,210	4%	(2)%
New orders	1,850	1,399	32%	15%

*	Excluding currency translation effects of (1)% on sales and orders and portfolio effects of 7% and 18% on sales and orders, respectively.

     SBS took in sharply higher orders of €1.850 billion in the first quarter, primarily due to long-term outsourcing contracts partly involving acquisitions. Sales of €1.256 billion for the quarter included a new outsourcing contract with the BBC in the U.K. The change in Group profit year-over-year was due primarily to an unfavorable revenue mix and severance charges.

Automation and Control

Automation and Drives (A&D)

	First quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	262	221	19%
Group profit margin	12.1%	10.8%

Sales	2,157	2,050	5%	7%
New orders	2,433	2,200	11%	12%

*	Excluding currency translation effects of (3)% and (2)% on sales and orders, respectively, and portfolio effects of 1% on sales and orders.

     A&D led all Groups with €262 million in first-quarter Group profit. Sales increased 5% to €2.157 billion. Sales growth was broad-based among A&D’s divisions and also balanced between the Group’s domestic and international markets. First-quarter orders rose 11% to €2.433 billion, as A&D continued to augment its established business in Europe and the U.S. with fast growth in the Asia-Pacific region.

Industrial Solutions and Services (I&S)

	First quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	20	15	33%
Group profit margin	1.7%	1.5%

Sales	1,183	997	19%	5%
New orders	1,466	1,129	30%	17%

*	Excluding currency translation effects of (3)% on sales and orders and portfolio effects of 17% and 16% on sales and orders, respectively.

     I&S posted first-quarter Group profit of €20 million, up from €15 million a year earlier. Earnings in the current period benefited from the Group’s entry into the water systems market via its USFilter acquisition in the fourth quarter of fiscal 2004. The acquisition also enabled I&S to show substantial increases in first-quarter sales and orders, which rose to €1.183 billion and €1.466 billion, respectively.

Logistics and Assembly Systems (L&A)

	First quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	38	(37)
Group profit margin	6.6%	(6.8)%

Sales	579	542	7%	12%
New orders	592	861	(31)%	(28)%

*	Excluding currency translation effects of (4)% and (2)% on sales and orders, respectively, and portfolio effects of (1)% on sales and orders.

     L&A’s first-quarter orders were €592 million, below the level of the prior-year period, which included a large order in the Middle East. First-quarter sales rose 7%, to €579 million. Group profit of €38 million included significant positive effects from foreign exchange derivatives not qualifying for hedge accounting. The Group anticipates offsetting effects in coming quarters. For comparison, the prior-year quarter included €33 million in contract charges.

Siemens Building Technologies (SBT)

	First quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	49	39	26%
Group profit margin	4.9%	3.8%

Sales	1,010	1,040	(3)%	0%
New orders	1,088	1,105	(2)%	1%

*	Excluding currency translation effects.

     SBT posted Group profit of €49 million, up from €39 million in the first quarter a year earlier, due to a gain on the sale of an investment and improvements in the Group’s cost position. Sales and orders of €1.010 billion and €1.088 billion, respectively, were stable year-over-year on a comparable basis.

Power

Power Generation (PG)

	First quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	214	245	(13)%
Group profit margin	13.6%	12.9%

Sales	1,578	1,902	(17)%	(17)%
New orders	2,485	2,676	(7)%	(9)%

*	Excluding currency translation effects of (2)% on sales and orders and portfolio effects of 2% and 4% on sales and orders, respectively.

     Orders at PG were €2.485 billion, including a major order in Bahrain and the first large order for PG’s new Wind Power division following its acquisition of Bonus Energy A/S. A year earlier, first-quarter orders included an exceptionally large order in Finland. Sales of €1.578 billion in the first quarter came in lower than prior-year sales of €1.902 billion. PG’s Group profit of €214 million included €29 million in cancellation gains and a significant earnings contribution from its services business. For comparison, Group profit a year earlier was €245 million.

Power Transmission and Distribution (PTD)

	First quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	52	51	2%
Group profit margin	6.2%	6.2%

Sales	834	820	2%	(3)%
New orders	1,093	1,020	7%	5%

*	Excluding currency translation effects of (3)% and (4)% on sales and orders, respectively, and portfolio effects of 8% and 6% on sales and orders, respectively.

     PTD posted Group profit of €52 million in the first quarter, including a positive contribution from the Group’s acquisition of Trench Electric Holding between the periods under review. This acquisition also positively influenced sales and orders, which rose to €834 million and €1.093 billion, respectively.

Transportation

Transportation Systems (TS)

	First quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	20	32	(38)%
Group profit margin	2.0%	3.1%

Sales	1,014	1,049	(3)%	0%
New orders	1,230	1,020	21%	26%

*	Excluding currency translation effects of (1)% on sales and orders and portfolio effects of (2)% and (4)% on sales and orders, respectively.

     TS posted Group profit of €20 million in the first quarter compared to €32 million in the same period a year earlier. Both periods included charges in the Group’s rolling stock business, at a significantly lower level than in intervening quarters. Sales of €1.014 billion came in lower than in the first quarter a year earlier, due primarily to sharply reduced investment in rail projects in Germany. TS responded by winning significant new orders internationally, including major contracts in China, the U.K. and Vietnam. As a result, first-quarter orders rose 21% year-over-year, to €1.230 billion.

Siemens VDO Automotive (SV)

	First quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	144	100	44%
Group profit margin	6.3%	4.9%

Sales	2,285	2,039	12%	3%
New orders	2,294	2,039	13%	4%

*	Excluding currency translation effects of (2)% on sales and orders and portfolio effects of 11% on sales and orders.

     SV’s first-quarter sales and orders reached €2.285 billion and €2.294 billion, respectively. Growth was driven by acquisitions, primarily an automotive electronics unit in the U.S. With a larger revenue base and more favorable revenue mix, SV was able to increase Group profit to €144 million from €100 million in the same period a year earlier.

Medical

Medical Solutions (Med)

	First quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	215	327	(34)%
Group profit margin	13.0%	19.8%

Sales	1,656	1,648	0%	5%
New orders	2,030	1,891	7%	12%

*	Excluding currency translation effects.

     Med delivered Group profit of €215 million, up slightly year-over-year excluding portfolio transactions that added €116 million to first-quarter Group profit a year earlier. Sales were level year-over-year while orders rose 7%, to €2.030 billion, on strength in Med’s imaging systems business. Both business volume and earnings were adversely affected by currency effects.

Lighting

Osram

	First quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	120	109	10%
Group profit margin	11.1%	10.2%

Sales	1,083	1,073	1%	5%
New orders	1,083	1,073	1%	5%

*	Excluding currency translation effects.

     Osram increased first-quarter Group profit 10%, to €120 million, as higher capacity utilization helped raise the Group’s earnings margin nearly a full percentage point year-over-year. Osram continued to expand internationally, particularly in Asia-Pacific, increasing first-quarter revenues to €1.083 billion.

Other Operations

     Other Operations consist of centrally held equity investments and other operating businesses that are not related to a Group. Equity earnings from joint ventures, particularly BSH Bosch und Siemens Hausgeräte GmbH, were the primary contributor to first-quarter earnings from Other Operations, which increased to €84 million from €41 million in the same period a year earlier.

Corporate items, pensions and eliminations

     Corporate items, pensions and eliminations improved to a negative €271 million in the first quarter from a negative €357 million in the same period a year earlier. Corporate items totaled a negative €146 million compared to a negative €174 million in the prior-year period. Centrally carried pension expense also was lower year-over-year. This was due primarily to supplemental pension funding, which increased pension plan assets and expected returns, and also to lower amortization of unrecognized net losses in the current quarter compared to the prior-year period.

Financing and Real Estate

Siemens Financial Services (SFS)

	First quarter
(€ in millions)	2005	2004	% Change
Income before income taxes	99	57	74%

	Dec. 31,	Sept. 30,
	2004	2004
Total assets	9,109	9,055	1%

     Income before income taxes at SFS was €99 million compared to €57 million in the first quarter a year earlier, including higher earnings in the Group’s Equipment and Sales Financing division and a gain on the sale of an investment. In contrast, SFS took higher provisions against receivables in the first quarter a year earlier. Assets rose slightly compared to the end of fiscal 2004, despite negative currency translation effects.

Siemens Real Estate (SRE)

	First quarter
(€ in millions)	2005	2004	% Change
Income before income taxes	38	54	(30)%

Sales	384	385	0%

	Dec. 31,	Sept. 30,
	2004	2004
Total assets	3,504	3,455	1%

     Income before income taxes at SRE was €38 million compared to €54 million in the first quarter a year earlier, due in part to lower occupancy rates.

Eliminations, reclassifications and Corporate Treasury

     Income before income taxes from Eliminations, reclassifications and Corporate Treasury was €104 million compared to a negative €2 million in the same period a year earlier. The difference was due primarily to significantly higher positive effects from derivatives not qualifying for hedge accounting, related mainly to management of interest rate risk in both euros and U.S. dollars.

LIQUIDITY, CAPITAL RESOURCES AND CAPITAL REQUIREMENTS

Cash Flow — First three months of fiscal 2005 compared to first three months of fiscal 2004

	First quarter
	2005	2004
	(€ in millions)
Cash and cash equivalents at beginning of period	12,190	12,149
Cash and cash equivalents at end of period	10,482	10,342

Net decrease in cash and cash equivalents	(1,708)	(1,807)

	Operations		Other*		Siemens
	First quarter
	2005	2004	2005	2004	2005	2004
	(€ in millions)
Net cash provided by (used in):
Operating activities	(1,625)	(1,177)	369	580	(1,256)	(597)
Investing activities	(673)	(316)	(376)	(278)	(1,049)	(594)
Financing activities					704	(474)
Effect of exchange rates on cash and cash equivalents					(107)	(142)

Net decrease in cash and cash equivalents					(1,708)	(1,807)

*	incl. SFS, SRE and Corporate Treasury

     Net cash used in operating activities for Siemens in the first three months of fiscal 2005 was €1.256 billion compared to €597 million in fiscal 2004. Net working capital within Operations used cash of €1.132 billion in the first quarter of fiscal 2005, compared to cash used of €961 million in the same period a year earlier. The main driver in the current fiscal quarter was an increase in inventory, primarily at Com, in part due to the counter effect attributable to lower sales compared to the prior period. Cash outflows in the current period also reflect a significant decrease in accounts payable. Net cash in the prior-year period include positive effects from Corporate Treasury, primarily related to intracompany financing. Both periods include supplemental cash contributions to Siemens’ pension plans, totaling €1.496 billion in the current quarter and €1.255 billion in the prior-year period.

     Net cash used in investing activities in the first three months of fiscal 2005 was €1.049 billion compared to €594 million a year earlier. The change is due primarily to €518 million in cash outflows for acquisitions in fiscal 2005, including Bonus Energy A/S at PG. In the current fiscal quarter, cash proceeds resulted mainly from Com’s sale of a portion of its shares in Juniper Networks, Inc. while cash outflows included higher expenditures for intangible assets and property, plant and equipment. In the prior-year period, sales and dispositions of businesses included net proceeds from the sale of Med’s Life Support System business. These proceeds less expected taxes were then contributed to the joint venture Dräger Medical AG & Co. KGaA (Dräger Medical). This transaction is included in purchases of investments for the prior year.

     Net cash provided by financing activities in the first three months of fiscal 2005 was €704 million compared to cash used of €474 million in the prior-year period. The change is primarily due to proceeds from the issuance of short-term debt in the current fiscal quarter.

Pension Plan Funding

     At the end of the first three months of fiscal 2005, the combined funding status of Siemens’ principal pension plans showed an underfunding of €1.0 billion, compared to an underfunding of €3.1 billion at the end of fiscal 2004. The improvement was due to supplemental and regular contributions as well as a higher-than-expected actual return on plan assets in the first quarter.

     The fair value of plan assets of Siemens’ principal funded pension plans on December 31, 2004 was €19.6 billion, compared to €17.7 billion on September 30, 2004.

     In the first three months of fiscal 2005, supplemental cash contributions totaling €1.496 billion included €1.380 billion contributed to domestic pension plans and €116 million to pension plans in the U.S. Regular employer contributions amounted to €199 million compared to €275 million in the prior-year quarter. Supplemental contributions in the prior year amounted to €1.255 billion in cash, and were also made during the first quarter.

     The estimated projected benefit obligation (PBO) for Siemens’ principal pension plans, which takes into account future compensation increases, amounted to €20.6 billion on December 31, 2004. This was approximately €200 million lower than the PBO of €20.8 million on September 30, 2004, as currency translation effects more than offset the net of pension service and interest costs less benefits paid during the quarter.

     For more information on Siemens’ pension plans, see “Notes to Consolidated Financial Statements.”

EVA PERFORMANCE

     Siemens ties a portion of its executive incentive compensation to achieving economic value added (EVA) targets. EVA measures the profitability of a business (using Group profit for the Operations Groups and income before income taxes for the Financing and Real Estate businesses as a base) against the additional cost of capital used to run a business (using Net capital employed for the Operations Groups and risk-adjusted equity for the Financing and Real Estate businesses as a base). A positive EVA means that a business has earned more than its cost of capital, whereas a negative EVA means that a business has earned less than its cost of capital. Depending on the EVA development year-over-year, a business is defined as value-creating or value-destroying. Other companies that use EVA may define and calculate EVA differently.

     Beginning in fiscal 2005, Siemens adjusted its calculation of Economic Value Added (EVA), in particular the weighted average cost of capital (WACC) for our Operations Groups, to better correspond to the current operating environment. On a consistent calculation basis, EVA for Siemens was significantly improved in the first quarter primarily due to substantially higher earnings.

OUTLOOK

     Depending on currency exchange rate developments, we expect higher sales growth in fiscal 2005 compared to the prior fiscal year. With regard to earnings, we expect that our Groups with strong margins will continue on their successful paths. I&S, L&A and SBT are moving toward their respective margin targets, and we anticipate that TS will return to profitability for the full year. Earnings for Com and SBS are expected to be influenced by non-operating effects arising from, among other things, strategic reorientation of business activities. Nevertheless we are directing all our efforts toward increasing comparable net income year-over-year. Comparable net income in fiscal 2004 was €3.002 billion (net income of €3.405 billion, excluding a pretax gain of €590 million on sale of Infineon shares plus related €246 million reversal of deferred tax liability, less a goodwill impairment of €433 million).

SUBSEQUENT EVENT

     During the first quarter, Siemens made a tender offer to acquire a majority interest in VA Technologie AG of Austria (“VA Tech”). Following the close of the first quarter, Siemens revised the terms of its offer and made it conditional on acquiring at least 90% of VA Tech shares.

     This interim report contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products or technologies by other companies, lack of acceptance of new products or services by customers targeted by Siemens, changes in business strategy and various other factors. More detailed information about certain of these factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as anticipated, believed, estimated, expected, intended, planned or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated. Throughout this interim report, whenever reference is made to our Company’s website, such reference does not incorporate information from the website by reference into this interim report.

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three months ended December 31, 2004 and 2003
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2005	2004	2005	2004	2005	2004	2005	2004
Net sales	18,167	18,329	(388)	(386)	18,034	18,200	521	515
Cost of sales	(12,564)	(12,871)	388	386	(12,541)	(12,861)	(411)	(396)

Gross profit on sales	5,603	5,458	—	—	5,493	5,339	110	119
Research and development expenses	(1,229)	(1,246)	—	—	(1,229)	(1,246)	—	—
Marketing, selling and general administrative expenses	(3,519)	(3,350)	(1)	(1)	(3,445)	(3,285)	(73)	(64)
Other operating income (expense), net	17	99	(25)	(18)	11	89	31	28
Income from investments in other companies, net	144	105	—	—	115	92	29	13
Income (expense) from financial assets and marketable securities, net	299	(38)	69	(42)	231	16	(1)	(12)
Interest expense of Operations, net	(14)	(1)	—	—	(14)	(1)	—	—
Other interest income (expense), net	74	52	61	59	(28)	(34)	41	27

Income (loss) before income taxes	1,375	1,079	104	(2)	1,134	970	137	111
Income taxes(1)	(336)	(320)	(25)	1	(277)	(288)	(34)	(33)
Minority interest	(38)	(33)	—	—	(38)	(33)	—	—

Net income (loss)	1,001	726	79	(1)	819	649	103	78

Basic earnings per share	1.12	0.82
Diluted earnings per share	1.08	0.78

1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED BALANCE SHEETS (unaudited)
As of December 31, 2004 and September 30, 2004
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	12/31/04	9/30/04	12/31/04	9/30/04	12/31/04	9/30/04	12/31/04	9/30/04
ASSETS
Current assets
Cash and cash equivalents	10,482	12,190	9,706	11,251	728	908	48	31
Marketable securities	1,759	1,386	1	8	1,751	1,361	7	17
Accounts receivable, net	15,291	15,470	(7)	(8)	11,035	11,275	4,263	4,203
Intracompany receivables	—	—	(9,357)	(12,257)	9,339	12,251	18	6
Inventories, net	11,850	11,358	(2)	(2)	11,799	11,295	53	65
Deferred income taxes	1,134	1,144	100	61	965	1,018	69	65
Other current assets	5,130	4,398	815	710	3,286	2,793	1,029	895

Total current assets	45,646	45,946	1,256	(237)	38,903	40,901	5,487	5,282

Long-term investments	3,855	4,122	—	—	3,530	3,790	325	332
Goodwill	6,479	6,476	—	—	6,399	6,394	80	82
Other intangible assets, net	2,317	2,514	—	—	2,306	2,501	11	13
Property, plant and equipment, net	10,506	10,683	—	1	7,051	7,242	3,455	3,440
Deferred income taxes	4,744	4,811	1,160	1,133	3,505	3,598	79	80
Other assets	4,862	4,966	41	44	2,029	2,217	2,792	2,705
Other intracompany receivables	—	—	(1,307)	(1,284)	1,307	1,284	—	—

Total assets	78,409	79,518	1,150	(343)	65,030	67,927	12,229	11,934

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	2,256	1,434	1,477	850	617	451	162	133
Accounts payable	8,819	9,326	(8)	(3)	8,643	9,109	184	220
Intracompany liabilities	—	—	(6,806)	(7,449)	677	1,703	6,129	5,746
Accrued liabilities	9,215	9,240	124	6	8,972	9,055	119	179
Deferred income taxes	1,665	1,522	(180)	(282)	1,575	1,528	270	276
Other current liabilities	11,763	11,850	401	452	11,036	11,173	326	225

Total current liabilities	33,718	33,372	(4,992)	(6,426)	31,520	33,019	7,190	6,779

Long-term debt	9,712	9,785	8,467	8,538	689	750	556	497
Pension plans and similar commitments	2,878	4,392	—	—	2,878	4,392	—	—
Deferred income taxes	508	569	180	184	217	274	111	111
Other accruals and provisions	3,748	4,016	25	25	3,393	3,586	330	405
Other intracompany liabilities	—	—	(2,530)	(2,664)	391	457	2,139	2,207

	50,564	52,134	1,150	(343)	39,088	42,478	10,326	9,999

Minority interests	533	529	—	—	533	529	—	—
Shareholders’ equity
Common stock, no par value
Authorized: 1,113,290,106 and 1,113,285,711 shares, respectively
Issued: 891,080,106 and 891,075,711 shares, respectively	2,673	2,673
Additional paid-in capital	5,129	5,121
Retained earnings	26,448	25,447
Accumulated other comprehensive income (loss)	(6,846)	(6,386)
Treasury stock, at cost 1,503,241 and 250 shares, respectively	(92)	—

Total shareholders’ equity	27,312	26,855	—	—	25,409	24,920	1,903	1,935

Total liabilities and shareholders’ equity	78,409	79,518	1,150	(343)	65,030	67,927	12,229	11,934

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the three months ended December 31, 2004 and 2003
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2005	2004	2005	2004	2005	2004	2005	2004
Cash flows from operating activities
Net income (loss)	1,001	726	79	(1)	819	649	103	78
Adjustments to reconcile net income to cash provided
Minority interest	38	33	—	—	38	33	—	—
Amortization, depreciation and impairments	667	699	—	—	577	601	90	98
Deferred taxes	77	113	6	—	63	102	8	11
Losses (gains) on sales and disposals of businesses and real estate, net, and gain from issuance of subsidiary and associated company stock	(4)	(113)	—	—	2	(103)	(6)	(10)
Losses (gains) on sales of investments, net	(8)	3	—	—	(8)	3	—	—
(Gains) on sales and impairments of marketable securities, net	(228)	(10)	—	—	(228)	(10)	—	—
Loss (income) from equity investees, net of dividends received	(110)	(95)	—	—	(99)	(96)	(11)	1
Change in current assets and liabilities
(Increase) decrease in inventories, net	(672)	(250)	—	—	(683)	(250)	11	—
(Increase) decrease in accounts receivable, net	135	(221)	32	(41)	83	(183)	20	3
Increase (decrease) in outstanding balance of receivables sold	(67)	(14)	(57)	1	(10)	(15)	—	—
(Increase) decrease in other current assets	(348)	(31)	(314)	(27)	75	41	(109)	(45)
Increase (decrease) in accounts payable	(435)	(333)	(6)	(12)	(391)	(307)	(38)	(14)
Increase (decrease) in accrued liabilities	75	209	(13)	—	145	200	(57)	9
Increase (decrease) in other current liabilities	261	51	540	459	(351)	(447)	72	39
Supplemental contributions to pension trusts	(1,496)	(1,255)	—	—	(1,496)	(1,255)	—	—
Change in other assets and liabilities	(142)	(109)	47	55	(161)	(140)	(28)	(24)

Net cash provided by (used in) operating activities	(1,256)	(597)	314	434	(1,625)	(1,177)	55	146
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(619)	(490)	—	—	(486)	(398)	(133)	(92)
Acquisitions, net of cash acquired	(518)	(50)	—	—	(518)	(50)	—	—
Purchases of investments	(54)	(202)	—	—	(46)	(200)	(8)	(2)
Purchases of marketable securities	(2)	(17)	(1)	(8)	(1)	(9)	—	—
(Increase) decrease in receivables from financing activities	(284)	(241)	(80)	(9)	—	—	(204)	(232)
Increase (decrease) in outstanding balance of receivables sold by SFS	—	—	57	(1)	—	—	(57)	1
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	115	184	—	—	84	129	31	55
Proceeds from sales and dispositions of businesses	1	193	—	—	1	193	—	—
Proceeds from sales of marketable securities	312	29	8	9	293	19	11	1

Net cash provided by (used in) investing activities	(1,049)	(594)	(16)	(9)	(673)	(316)	(360)	(269)
Cash flows from financing activities
Proceeds from issuance of common stock	—	1	—	—	—	1	—	—
Purchase of common stock	(114)	—	—	—	(114)	—	—	—
Proceeds from re-issuance of treasury stock	20	—	—	—	20	—	—	—
Repayment of debt	—	(265)	—	(265)	—	—	—	—
Change in short-term debt	824	(184)	748	(288)	55	111	21	(7)
Dividends paid to minority shareholders	(26)	(26)	—	—	(26)	(26)	—	—
Intracompany financing	—	—	(2,503)	(1,565)	2,202	1,458	301	107

Net cash provided by (used in) financing activities	704	(474)	(1,755)	(2,118)	2,137	1,544	322	100
Effect of exchange rates on cash and cash equivalents	(107)	(142)	(88)	(113)	(19)	(27)	—	(2)
Net increase (decrease) in cash and cash equivalents	(1,708)	(1,807)	(1,545)	(1,806)	(180)	24	17	(25)
Cash and cash equivalents at beginning of period	12,190	12,149	11,251	11,345	908	725	31	79

Cash and cash equivalents at end of period	10,482	10,342	9,706	9,539	728	749	48	54

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)
For the three months ended December 31, 2004 and the year ended September 30, 2004
(in millions of €)

				Accumulated other comprehensive income (loss)
		Additional		Cumulative	Available-		Minimum	Treasury
	Common	paid-in	Retained	translation	for-sale	Derivative	pension	shares
	stock	capital	earnings	adjustment	securities	instruments	liability	at cost	Total
Balance at October 1, 2003	2,673	5,073	23,020	(827)	83	83	(6,390)	—	23,715

Net income	—	—	3,405	—	—	—	—	—	3,405
Change in currency translation adjustment	—	—	—	(249)	—	—	—	—	(249)
Change in unrealized gains and losses	—	—	—	—	77	(28)	865	—	914

Total comprehensive income	—	—	3,405	(249)	77	(28)	865	—	4,070
Dividends paid	—	—	(978)	—	—	—	—	—	(978)
Issuance of common stock and stock-based compensation	—	50	—	—	—	—	—	—	50
Purchase of common stock	—	—	—	—	—	—	—	(106)	(106)
Re-issuance of treasury stock	—	(2)	—	—	—	—	—	106	104

Balance at September 30, 2004	2,673	5,121	25,447	(1,076)	160	55	(5,525)	—	26,855

Net income	—	—	1,001	—	—	—	—	—	1,001
Change in currency translation adjustment	—	—	—	(485)	—	—	—	—	(485)
Change in unrealized gains	—	—	—	—	3	22	—	—	25

Total comprehensive income	—	—	1,001	(485)	3	22	—	—	541
Dividends paid	—	—	—	—	—	—	—	—	—
Issuance of common stock and stock-based compensation	—	10	—	—	—	—	—	—	10
Purchase of common stock	—	—	—	—	—	—	—	(114)	(114)
Re-issuance of treasury stock	—	(2)	—	—	—	—	—	22	20

Balance at December 31, 2004	2,673	5,129	26,448	(1,561)	163	77	(5,525)	(92)	27,312

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

SEGMENT INFORMATION (unaudited)
As of and for three months ended December 31, 2004 and 2003 and as of September 30, 2004
(in millions of €)

					Intersegment
	New orders		External sales		sales		Total sales		Group profit(1)
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Operations Groups
Communications (Com)(7)	4,670	4,779	4,140	4,486	103	81	4,243	4,567	240	174
Siemens Business Services (SBS)	1,850	1,399	946	946	310	264	1,256	1,210	(25)	44
Automation and Drives (A&D)	2,433	2,200	1,852	1,732	305	318	2,157	2,050	262	221
Industrial Solutions and Services (I&S)	1,466	1,129	954	746	229	251	1,183	997	20	15
Logistics and Assembly Systems (L&A)	592	861	538	512	41	30	579	542	38	(37)
Siemens Building Technologies (SBT)	1,088	1,105	989	1,025	21	15	1,010	1,040	49	39
Power Generation (PG)	2,485	2,676	1,567	1,900	11	2	1,578	1,902	214	245
Power Transmission and Distribution (PTD)	1,093	1,020	778	750	56	70	834	820	52	51
Transportation Systems (TS)	1,230	1,020	989	1,043	25	6	1,014	1,049	20	32
Siemens VDO Automotive (SV)	2,294	2,039	2,281	2,037	4	2	2,285	2,039	144	100
Medical Solutions (Med)	2,030	1,891	1,639	1,622	17	26	1,656	1,648	215	327
Osram	1,083	1,073	1,065	1,052	18	21	1,083	1,073	120	109
Other Operations(5)	466	440	228	278	241	154	469	432	84	41

Total Operations Groups	22,780	21,632	17,966	18,129	1,381	1,240	19,347	19,369	1,433	1,361
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,393)	(1,659)	12	37	(1,325)	(1,206)	(1,313)	(1,169)	(271)	(357)
Other interest expense	—	—	—	—	—	—	—	—	(28)	(34)
Other assets related reconciling items	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	21,387	19,973	17,978	18,166	56	34	18,034	18,200	1,134	970

									Income before income taxes
Financing and Real Estate Groups
Siemens Financial Services (SFS)	140	132	124	106	16	26	140	132	99	57
Siemens Real Estate (SRE)	384	385	65	57	319	328	384	385	38	54
Eliminations	(3)	—	—	—	(3)	(2)	(3)	(2)	—	—

Total Financing and Real Estate	521	517	189	163	332	352	521	515	137	111

Eliminations, reclassifications and Corporate Treasury	(371)	—	—	—	(388)	(386)	(388)	(386)	104	(2)

Siemens	21,537	20,490	18,167	18,329	—	—	18,167	18,329	1,375	1,079

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Net cash from						Amortization,
	Net capital		operating and				Capital		depreciation and
	employed(2)		investing activities				spending(3)		impairments(4)
	12/31/04	9/30/04	2005		2004		2005	2004	2005	2004
Operations Groups
Communications (Com)(7)	2,636	2,134	(319)		94		92	75	126	143
Siemens Business Services (SBS)	734	632	(190)		(131)		63	35	56	55
Automation and Drives (A&D)	1,941	1,951	218		213		39	53	45	49
Industrial Solutions and Services (I&S)	948	1,003	(28)		(32)		12	35	19	9
Logistics and Assembly Systems (L&A)	489	537	81		(105)		16	6	9	12
Siemens Building Technologies (SBT)	1,465	1,359	(73)		26		67	14	24	32
Power Generation (PG)	2,364	1,997	(215)		40		374	40	39	43
Power Transmission and Distribution (PTD)	1,167	1,162	24		59		31	12	15	15
Transportation Systems (TS)	203	49	(173)		(48)		15	11	12	13
Siemens VDO Automotive (SV)	3,442	3,542	198		96		106	93	96	93
Medical Solutions (Med)	3,166	3,173	6		16		56	225	47	45
Osram	1,844	2,011	204		183		51	47	64	63
Other Operations(5)	1,799	1,672	(184)		(59)		143	12	22	17

Total Operations Groups	22,198	21,222	(451)		352		1,065	658	574	589
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,617)	(3,116)	(1,847	)(6)	(1,845	)(6)	(15)	(10)	3	12
Other interest expense	—	—	—		—		—	—	—	—
Other assets related reconciling items	44,449	49,821	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	65,030	67,927	(2,298)		(1,493)		1,050	648	577	601

	Total assets
Financing and Real Estate Groups
Siemens Financial Services (SFS)	9,109	9,055	(176)		(162)		80	58	46	49
Siemens Real Estate (SRE)	3,504	3,455	(103)		61		61	36	44	49
Eliminations	(384)	(576)	(26	)(6)	(22	)(6)	—	—	—	—

Total Financing and Real Estate	12,229	11,934	(305)		(123)		141	94	90	98

Eliminations, reclassifications and Corporate Treasury	1,150	(343)	298	(6)	425	(6)	—	—	—	—

Siemens	78,409	79,518	(2,305)		(1,191)		1,191	742	667	699

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	Other Operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(6)	Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.
(7)	The Groups ICN and ICM were combined into one Group named Communications (Com) as of October 1, 2004.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

NOTES

1.	Basis of presentation

     The accompanying Consolidated Financial Statements present the operations of Siemens AG and its subsidiaries, (the Company or Siemens). The Consolidated Financial Statements have been prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). Siemens has prepared and reported its Consolidated Financial Statements in euros (€).

     Siemens is a German based multinational corporation with a balanced business portfolio of activities predominantly in the field of electronics and electrical engineering.

     Interim financial statements—The accompanying Consolidated Balance Sheet as of December 31, 2004, the Consolidated Statements of Income and Cash Flows for the three months ended December 31, 2004 and 2003, the Consolidated Statement of Changes in Shareholders’ Equity for the three months ended December 31, 2004 and the Notes to the Consolidated Financial Statements are unaudited and have been prepared for interim financial information. The interim financial statements are based on the accounting principles and practices applied in the preparation of the financial statements for the last fiscal year except as indicated below. In the opinion of management, these unaudited Consolidated Financial Statements include all adjustments of a normal and recurring nature and necessary for a fair presentation of results for the interim periods. These interim financial statements should be read in connection with the Consolidated Financial Statements included in the Company’s 2004 Annual Report. Results for the three months ended December 31, 2004, are not necessarily indicative of future results.

     Financial statement presentation—The presentation of the Company’s worldwide financial data (Siemens) is accompanied by a component model that shows the worldwide financial position, results of operations and cash flows for the operating businesses (Operations) separately from those for financing and real estate activities (Financing and Real Estate), the Corporate Treasury and certain elimination and reclassification effects (Eliminations, reclassifications and Corporate Treasury). These components contain the Company’s reportable segments (also referred to as “Groups”). The financial data presented for these components are not intended to present the financial position, results of operations and cash flows as if they were separate entities under U.S. GAAP. See also Note 14. The information disclosed in these Notes relates to Siemens unless otherwise stated.

     Basis of consolidation—The Consolidated Financial Statements include the accounts of Siemens AG and all subsidiaries which are directly or indirectly controlled. Additionally, the Company consolidates variable interest entities (VIEs) for which it is deemed to be the primary beneficiary. Associated companies—companies in which Siemens has the ability to exercise significant influence over their operating and financial policies (generally through direct or indirect ownership of 20% to 50% of the voting rights)—are recorded in the Consolidated Financial Statements using the equity method of accounting.

     Use of estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Reclassification—The presentation of certain prior year information has been reclassified to conform to the current year presentation.

     Stock-based compensation—As of October 1, 2003, the Company adopted the fair value recognition provisions of Statements of Financial Accounting Standards (SFAS) 123, Accounting for Stock-Based Compensation using the prospective method set forth in SFAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure for all awards granted, modified or settled after October 1, 2003. Stock-based compensation cost is measured at the grant date at the fair value of the award based on a Black-Scholes option pricing model and is recognized as expense over the vesting period. Awards granted before October 1, 2003 continue to be accounted for under the intrinsic value based recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under APB Opinion No. 25, compensation cost, if any, is measured based on the excess of the quoted market price at the measurement date over the amount an employee must pay to acquire the stock. The following table illustrates the effect on net income and earnings per share if the fair value based method of SFAS 123 had been applied to all awards:

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

	Three months ended
	December 31,
	2004	2003
Net income
As reported	1,001	726
Plus: Stock-based employee compensation expense included in reported net income, net of taxes	30	36
Less: Stock-based employee compensation expense determined under fair value based accounting method, net of taxes	(29)	(48)

Pro forma	1,002	714

Basic earnings per share
As reported	1.12	0.82
Pro forma	1.13	0.80
Diluted earnings per share
As reported	1.08	0.78
Pro forma	1.08	0.77

     See Note 12 for further information on stock-based compensation.

     Recent accounting pronouncements—In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS 123 (revised 2004), Share-Based Payment (SFAS 123R), which replaces SFAS 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principals Board Opinion (APB) 25, Accounting for Stock Issued to Employees, and related Interpretations. SFAS 123R requires companies to recognize the cost resulting from all share-based payment transactions in the financial statements. With certain limited exceptions, the new standard establishes a grant-date fair-value-based measurement method in accounting for share-based payment transactions. Liability-classified awards are to be remeasured to fair value at each reporting date until the award is settled. Equity-classified awards are measured at grant-date fair value whereas related compensation cost is recognized based on the estimated number of instruments for which the requisite service is expected to be rendered. SFAS 123R is effective as of the beginning of the first interim reporting period that begins after June 15, 2005. For its equity-classified awards, the Company intends to apply the modified prospective transition method. Under this method, unvested equity-classified awards granted prior to the effective date of the new statement are accounted for under SFAS 123R and related costs are recognized in the income statement. The adoption of SFAS 123R, including the remeasurement from intrinsic value to fair value of liability classified awards, is not expected to have a material impact on the Company’s consolidated financial statements.

2.	Other operating income (expense), net

	Three months ended
	December 31,
	2004	2003
Gains (losses) on sales and disposals of businesses, net	(11)	102
Gains on sales of real estate, net	15	11
Other, net	13	(14)

	17	99

     In the three months ended December 31, 2003, Gain on sales and disposals of businesses, net includes a pre-tax gain of €100 from the Company’s sale of its Life Support Systems business to Getinge AB, Sweden.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

3.	Interest income, net

	Three months ended
	December 31,
	2004	2003
Interest income (expense) of Operations, net	(14)	(1)
Other interest (expense) income, net	74	52

Total interest income, net	60	51

Thereof: Interest and similar income	176	171
Thereof: Interest and similar expense	(116)	(120)

     Interest income (expense) of Operations, net includes interest income and expense related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Other interest (expense) income, net includes all other interest amounts primarily consisting of interest relating to debt and associated hedging activities as well as interest income on corporate assets.

4.	Inventories, net

	December 31,	September 30,
	2004	2004
Raw materials and supplies	2,263	2,282
Work in process	2,486	2,261
Costs and earnings in excess of billings on uncompleted contracts	7,162	6,650
Finished goods and products held for resale	2,958	2,777
Advances to suppliers	510	651

	15,379	14,621
Advance payments received	(3,529)	(3,263)

	11,850	11,358

5.	Marketable securities

In late December 2004, the Company sold 13 million shares of its investment in Juniper Networks, Inc. (Juniper) for €263 resulting in a pre-tax gain of €208 reported in Income (expense) from financial assets and marketable securities, net. Due to the sale, approximately 12 million Juniper shares became available-for-sale securities and were written up to fair value. The increase to market value was recorded as an unrealized gain in Accumulated other comprehensive income (loss), net of income tax for the period. The Company’s remaining interest in Juniper was reclassified from Long-term investments to Marketable securities.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

6.	Goodwill

     The table below presents the carrying amount of goodwill by segment:

	December 31,	September 30,
	2004	2004
Operations
Communications (Com)*	374	367
Siemens Business Services (SBS)	255	269
Automation and Drives (A&D)	376	388
Industrial Solutions and Services (I&S)	238	258
Logistics and Assembly Systems (L&A)	120	123
Siemens Building Technologies (SBT)	412	415
Power Generation (PG)	1,229	1,027
Power Transmission and Distribution (PTD)	310	320
Transportation Systems (TS)	111	111
Siemens VDO Automotive (SV)	1,524	1,524
Medical Solutions (Med)	1,375	1,514
Osram	75	78
Financing and Real Estate
Siemens Financial Services (SFS)	80	82
Siemens Real Estate (SRE)	—	—

Siemens	6,479	6,476

*	As of October 1, 2004, the Groups ICN and ICM were combined into one Group named Communications (Com) (see Note 14).

     Goodwill increased by €3 in the three months ended December 31, 2004. The increase of €265 in connection with acquisitions and purchase accounting adjustments was offset by €(262) foreign currency translation adjustments primarily due to the strength of the Euro particularly against the U.S.$. Acquisitions and purchase accounting adjustments related to PG, Com, Osram and I&S. No goodwill was impaired or written-off in the three months ended December 31, 2004.

     In the three months ended December 31, 2003, Goodwill decreased by €160 mainly due to foreign currency translation effects. The strength of the Euro particularly against the U.S.$ resulted in €(196) foreign currency translation adjustments primarily due to the Company’s businesses in the U.S. Med’s sale of its Life Support Systems business and a disposition at SBT additionally reduced goodwill by €(40). Acquisitions and purchase accounting adjustments resulted in a total increase in goodwill of €76, and were attributable to I&S, PG, Med and A&D. No goodwill was impaired or written-off in the three months ended December 31, 2003.

7.	Other intangible assets, net

	December 31,	September 30,
	2004	2004
Software	1,869	1,880
Less: accumulated amortization	(1,012)	(949)

Software, net	857	931

Patents, licenses and similar rights	2,653	2,778
Less: accumulated amortization	(1,193)	(1,195)

Patents, licenses and similar rights, net	1,460	1,583

Other intangible assets, net	2,317	2,514

     Amortization expense for the three months ended December 31, 2004 and 2003, amounted to €151 and €155, respectively.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

8.	Accrued liabilities

	December 31,	September 30,
	2004	2004
Employee related costs	2,334	2,317
Product warranties	2,103	2,096
Income and other taxes	1,359	1,384
Accrued losses on uncompleted contracts	1,035	1,061
Other	2,384	2,382

	9,215	9,240

     Changes in current and non-current accruals for product warranties were as follows:

	Three months ended
	December 31,
	2004	2003
Accrual as of the beginning of the period (thereof current €2,096 and €1,830)	2,824	2,353
Amount charged to expense in the current period (additions)	181	150
Reduction due to payments in cash or in kind (usage)	(216)	(142)
Foreign exchange translation adjustment	(41)	(35)
Other changes related to existing warranties	64	64

Accrual as of the end of the period (thereof current €2,103 and €1,845)	2,812	2,390

9.	Pension plans and similar commitments

Principal pension benefits: Components of net periodic pension cost

	Three months ended			Three months ended
	December 31, 2004			December 31, 2003
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	144	77	67	116	53	63
Interest cost	277	182	95	275	186	89
Expected return on plan assets	(319)	(226)	(93)	(288)	(203)	(85)
Amortization of:
Unrecognized prior service (benefit) cost	(3)	(5)	2	3	—	3
Unrecognized net losses	139	118	21	155	130	25

Net periodic pension cost	238	146	92	261	166	95

Germany	146			166
U.S.	46			54
U.K.	37			31
Other	9			10

10.	Shareholders’ equity

Capital increases

     In the three months ended December 31, 2004, common stock increased by €13 thousand through the issuance of 4 thousand shares from the conditional capital as settlement to former shareholders of SNI AG.

Treasury Stock

     In the three months ended December 31, 2004, Siemens repurchased a total of 1,860,994 shares at an average price of €61.19 per share for the purpose of selling them to employees. Thereof, 358,003 shares of Treasury Stock were sold to employees in the three months ended December 31, 2004 to accommodate the exercise of stock options. The majority of the remaining treasury shares are to be issued to employees at preferential prices beginning in January 2005 under a compensatory employee stock purchase plan.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

11.	Commitments and contingencies

     Guarantees and other commitments

     The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantees:

	December 31,	September 30,
	2004	2004
Guarantees:
Credit guarantees	330	341
Guarantees of third-party performance	397	370
Other guarantees	502	525

	1,229	1,236

12.	Stock-based compensation

     In fiscal 2005, the Company introduced stock awards as another type of compensation. Stock awards granted in fiscal 2005 resulted in a significant reduction in the number of stock options awarded as compared with fiscal 2004.

Stock Option Plans

     In November 2004, the Supervisory Board and the Managing Board granted options to 624 key executives for 2,945,035 shares with an exercise price of €72.54 of which options for 296,270 shares were granted to the Managing Board. The options were granted under the 2001 Siemens Stock Option Plan. The exercise price of €72.54 is equal to 120% of the average opening market price of Siemens AG during the five trading days preceding the date of the stock option grant. The options are subject to a two-year vesting period, after which they may be exercised for a period of three years.

     Details on option activity and weighted average exercise prices for the three months ended December 31, 2004 and 2003, respectively, are as follows:

	Three months ended		Three months ended
	December 31, 2004		December 31, 2003
		Weighted Average		Weighted Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of the period	28,054,326	€70.86	20,410,876	€69.82
Granted	2,945,035	€72.54	8,678,752	€73.25
Options exercised	(358,003)	€54.33	(21,950)	€57.73
Options forfeited	(238,605)	€70.76	(302,226)	€72.12

Outstanding, end of period	30,402,753	€71.22	28,765,452	€70.84

Exercisable, end of period	19,050,406	€70.12	11,136,370	€82.84

     The Company’s determination of the fair value of grants is based on a Black-Scholes option pricing model. The fair value of options granted in November 2004 amounted to €4.54 per option. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The Company’s stock options may have characteristics that vary significantly from traded options and changes in subjective assumptions can materially affect the fair value of the option.

Stock appreciation rights

     Where local regulations restrict the grants of stock options in certain jurisdictions, the Company grants stock appreciation rights to employees. In the three months ended December 31, 2004, 76,670 stock appreciation rights, which allow settlement in cash only, were granted at an exercise price of €72.54 under the same conditions as the 2001 Siemens Stock Option Plan. As of September 30, 2004, 198,850 stock appreciation rights with an weighted average exercise price of €73.25 were outstanding, resulting in 275,520 stock appreciation rights with an weighted average exercise price of €73.05 outstanding at December 31, 2004.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

Stock awards

     In the first quarter of fiscal 2005, the Company introduced stock awards and phantom stock as another means for providing stock-based compensation to members of the Managing Board, executive officers and other eligible employees. Stock awards are subject to a four year vesting period. Upon expiration of the vesting period, the recipient receives Siemens shares without payment of consideration. Stock awards are forfeited if the grantee’s employment with the Company terminates prior to the expiration of the vesting period. During the vesting period, grantee’s are not entitled to dividends. Stock awards may not be transferred, sold, pledged or otherwise encumbered. Stock awards may be settled in newly issued shares of common stock of Siemens AG from the authorized or the conditional capital reserved for this purpose, Treasury Stock or in cash. The settlement method will be determined by the Managing Board and the Supervisory Board.

     Each fiscal year, the Company decides whether or not to grant Siemens stock awards. Siemens stock awards may be granted only once a year within thirty days following the date of publication of the business results for the previous fiscal year. The Supervisory Board decides annually after the end of each fiscal year how many stock awards to grant to the Managing Board and the Managing Board decides annually how many stock awards to grant to executive officers and eligible employees.

     In the three months ended December 31, 2004, the Company granted 1,152,508 stock awards to 5,343 employees of which 24,177 awards were granted to the Managing Board. 2,083 awards forfeited in the three months ended December 31, 2004, resulting in a quarter-end balance of 1,150,425 awards.

     Stock awards are accounted under the fair value recognition provisions of SFAS 123. Fair value was determined as the market price of Siemens shares less the present value of dividends expected during the 4 year vesting period which resulted in a fair value of €55.63 per award. Total fair value of stock awards granted in the three months ended December 31, 2004 amounted to €64.

Phantom stock

     Where local regulations restrict the grants of stock awards in certain jurisdictions, the Company grants phantom stock to employees under the same conditions as the Siemens stock awards, except that grantees receive the share prices’ equivalent value in cash only at the end of the four year vesting period. In the three months ended December 31, 2004, 28,628 phantom stock rights were granted. No such rights forfeited resulting in a balance of 28,628 phantom stock rights as of December 31, 2004.

Employee share purchase plan

     Under a compensatory employee share purchase program, employees may purchase shares in the Company at preferential prices once a year. The employee share purchase program is accounted under the fair value recognition provisions of SFAS 123. In the three months ended December 31, 2004 and 2003, the Company incurred compensation expense of €31 and €35, respectively.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

13.	Earnings per share

	Three months ended
	December 31,
	2004	2003
	(shares in thousands)
Net income	1,001	726
Plus: interest on dilutive convertible debt securities	6	6

Net income plus effect of assumed conversions	1,007	732

Weighted average shares outstanding—basic	890,441	890,472
Effect of dilutive convertible debt securities and stock options	45,628	45,642

Weighted average shares outstanding—diluted	936,069	936,114
Basic earnings per share	1.12	0.82
Diluted earnings per share	1.08	0.78

14.	Segment information

     As of fiscal 2005, the Company has fourteen reportable segments referred to as “Groups” (fifteen Groups prior to combining ICN and ICM to one Group named Com as of October 1, 2004, as a result of a change in the Company’s management approach. Prior-year results have been recast into the new structure for purposes of comparison). The Groups are reported among the components used in the Company’s financial statement presentation—see Note 1. The Groups are organized based on the nature of products and services provided.

     Within the Operations component, Siemens has twelve Groups (thirteen Groups prior to combining ICN and ICM). Those Groups involve manufacturing, industrial and commercial goods, solutions and services in areas more or less related to Siemens origins in the electrical business. Also included in Operations are operating activities not associated with a Group, which are reported under Other Operations (see below) as well as other reconciling items discussed in Reconciliation to financial statements below.

     The Financing and Real Estate component includes the Groups SFS and SRE. The Eliminations, reclassifications and Corporate Treasury component separately reports the consolidation of transactions among Operations and Financing and Real Estate as well as certain reclassifications and the activities of the Company’s Corporate Treasury.

     The accounting policies of these components, as well as the Groups included, are generally the same as those used for Siemens. Corporate overhead is generally not allocated to segments. Intersegment transactions are generally based on market prices.

     New orders are determined principally as the estimated sales value of accepted purchase orders and order value changes and adjustments, excluding letters of intent.

Operations

     The Managing Board is responsible for assessing the performance of the Operations Groups. The Company’s profitability measure for its Operations Groups is earnings before financing interest, certain pension costs and income taxes (Group profit) as determined by the Managing Board as the chief operating decision maker (see discussion below). Group profit excludes various categories of items which are not allocated to the Groups since the Managing Board does not regard such items as indicative of the Groups’ performance. Group profit represents a performance measure focused on operational success excluding the effects of capital market financing issues.

     Financing interest is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Groups and interest expense on payables to suppliers. Financing interest is excluded from Group profit because decision-making regarding financing is typically made centrally by Corporate Treasury.

     Similarly, decision-making regarding essential pension items is done centrally. As a consequence, Group profit includes only amounts based on service costs of pension plans. All other pension related costs,

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

including charges for the German pension insurance association and plan administration costs, are included in the line item Corporate items, pensions and eliminations.

     Furthermore, income taxes are excluded from Group profit since tax expense is subject to legal structures which typically do not correspond to the structure of the Operations Groups.

     The Managing Board also determined Net capital employed as additional information to assess the capital intensity of the Operations Groups. Its definition corresponds with the Group profit measure. Net capital employed is based on total assets excluding intracompany financing receivables and intracompany investments and tax related assets, as the corresponding positions are excluded from Group profit (Asset-based adjustments). The remaining assets are reduced by non-interest bearing liabilities other than tax related liabilities (e.g. accounts payable) and certain accruals (Liability-based adjustments) to derive Net capital employed. The reconciliation of total assets to Net capital employed is presented below.

     Other Operations primarily refers to operating activities not associated with a Group and certain centrally-held equity investments (such as BSH Bosch und Siemens Hausgeräte GmbH), but excluding the equity investment in Infineon, which is not considered under an operating perspective since Siemens intends to divest its remaining interest in Infineon over time.

Reconciliation to financial statements

     Reconciliation to financial statements includes items which are excluded from definition of Group profit as well as costs of corporate headquarters.

     Corporate items includes corporate charges such as personnel costs for corporate headquarters, the results of corporate-related derivative activities as well as corporate projects and non-operating investments including, up to the second quarter of fiscal 2004, the Company’s share of earnings (losses) from the equity investment in Infineon. Pensions include the Company’s pension related income (expenses) not allocated to the Groups. Eliminations represent the consolidation of transactions within the Operations component.

     Corporate items, pensions and eliminations in the column Group profit consists of:

	Three months ended
	December 31,
	2004	2003
Corporate items	(146)	(174)
Pensions	(121)	(181)
Eliminations	(4)	(2)

	(271)	(357)

     Other interest expense of Operations relates primarily to interest paid on debt and corporate financing transactions through Corporate Treasury.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     The following table reconciles total assets of the Operations component to Net capital employed of the Operations Groups as disclosed in Segment Information according to the above definition:

	December 31,	September 30,
	2004	2004
Total assets of Operations	65,030	67,927

Asset-based adjustments
Intracompany financing receivables and investments	(10,646)	(13,534)
Tax related assets	(4,781)	(4,889)
Liability-based adjustments
Pension plans and similar commitments	(2,878)	(4,392)
Accruals	(5,966)	(6,125)
Liabilities to third parties	(20,178)	(20,881)

Total adjustments (line item Other assets related reconciling items within the Segment Information table)	(44,449)	(49,821)
Net capital employed of Corporate items, pensions and eliminations	1,617	3,116

Net capital employed of Operations Groups	22,198	21,222

Financing and Real Estate

     The Company’s performance measurement for its Financing and Real Estate Groups is Income before income taxes. In contrast to the performance measurement used for the Operations Groups, interest expense and income is an important source of revenue and expense for Financing and Real Estate.

     For the three months ended December 31, 2004 and 2003, Income before income taxes at SFS includes interest revenue of €123 and €107, respectively, and interest expense of €63 and €57, respectively.

     For the three months ended December 31, 2004 and 2003, Income before income taxes at SRE includes interest revenue of €1 and €2, respectively, and interest expense of €20 and €25, respectively.

Eliminations, reclassifications and Corporate Treasury

     Income before income taxes consists primarily of interest income due to cash management activities, corporate finance, and certain currency and interest rate derivative instruments.

Quarterly Summary
(in € unless otherwise indicated)

	Fiscal year 2005	Fiscal year 2004
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Net sales (in millions of €)	18,167	20,828	18,216	17,794	18,329
Net income (in millions of €)	1,001	654	815	1,210	726
Net cash from operating and investing activities (in millions of €)	(2,305)	609	279	3,565	(1,191)

Key capital market data
Basic earnings per share	1.12	0.73	0.91	1.36	0.82
Diluted earnings per share	1.08	0.70	0.88	1.30	0.78
Siemens stock price (1)
High	62.54	61.06	65.05	68.30	64.85
Low	57.50	53.40	54.95	57.30	52.02
Period-end	62.38	59.21	59.11	60.07	63.50
Siemens stock performance on a quarterly basis (in percentage points)
Compared to DAX index	–3.47	+4.60	–6.23	–2.22	+2.96
Compared to Dow Jones STOXX index	–0.01	+1.48	–4.10	–8.75	+13.59
Number of shares issued (in millions)	891	891	891	891	891
Market capitalization (in millions of €)(2)	55,492	52,761	52,670	53,524	56,485
Credit rating of long-term debt
Standard & Poor’s	AA–	AA–	AA–	AA–	AA–
Moody’s	Aa3	Aa3	Aa3	Aa3	Aa3

(1)	XETRA closing prices, Frankfurt.
(2)	based on shares outstanding.

Supervisory Board and Managing Board Changes

     A change in the membership of the Supervisory Board was proposed and voted upon at the Annual Shareholders’ Meeting (the meeting) on January 27, 2005. Dr. Karl-Hermann Baumann retired, due to age limits stipulated by company rules, at the end of the meeting on January 27, 2005. Dr. Heinrich v. Pierer, the Company’s earlier President of the Managing Board and CEO (Chief Executive Officer), was elected as member of the Supervisory Board. At the Supervisory Board meeting held subsequently on the same day, members then voted on Dr. Heinrich v. Pierer’s election as Chairman of the Supervisory Board of Siemens AG.

Managing Board Changes

     Dr. Klaus Kleinfeld was elected President of the Managing Board and CEO succeeding Dr. Heinrich v. Pierer as of January 27, 2005.

     Effective October 1, 2004, Thomas Ganswindt, earlier President of ICN, was appointed full member of the Managing Board of Siemens AG and, at the same time, was elected as member of the Corporate Executive Committee.

     Effective October 1, 2004, Rudi Lamprecht, earlier President of ICM, was appointed full member of the Managing Board of Siemens AG and, at the same time, was elected as member of the Corporate Executive Committee.

Siemens financial calendar*

Apr. 27, 2005	Second-quarter financial report and Semiannual Press Conference
July 28, 2005	Third-quarter financial report
Nov. 10, 2005	Preliminary figures for fiscal year/Press conference
Jan. 26, 2006	Annual Shareholders’ Meeting for fiscal 2005

* Provisional. Updates will be posted at: www.siemens.com/financial_calendar

Information resources

Telephone	+49 89 636-33032 (Press Office)
+49 89 636-32474 (Investor Relations)
Fax	+49 89 636-32825 (Press Office)
+49 89 636-32830 (Investor Relations)
E-mail	press@siemens.com investorrelations@siemens.com

Address
Siemens AG
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
Internet     www.siemens.com

Designations used in this Report may be trademarks, the use of which by third parties for their own purposes could violate the rights of the trademark owners.

© 2005 by Siemens AG, Berlin and Munich

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: February 2, 2005	/s/ Dr. Ralf Thomas
	Name:	Dr. Ralf Thomas
	Title:	Vice President Reporting and Taxes

/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Vice President and Corporate Controller